February 20, 2025

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
260 Madison Avenue, 8th Floor
New York, NY 10016

       Re: 1847 Holdings LLC
           Registration Statement on Form S-1
           File No. 333-285002
           Filed February 14, 2025
Dear Ellery W. Roberts:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Louis A. Bevilacqua